Vf 3/18/04

04015971

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AM 3-17-2004

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25976

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN: Kellner, DiLeo & Co., L.P.
*NN: KDC Merger Arbitrage Fund, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Third Avenue, Suite 1000
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glen M. Friedman (212) 350-0262
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York,	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED MAR 01 2004 PROCESSING WASH. D.C.

PROCESSED MAR 31 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glen M. Friedman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kellner, DiLeo & Co., L.P., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Chief Financial Officer

Title

Notary Public

KELLY RICE
Notary Public, St... New York
No. 01R...
Qualified in New York County
Commission Expires May 19, 2007

KELLY RICE
Notary Public, State of New York
No. 01RI5077019
Qualified in New York County
Commission Expires May 19, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kellner, DiLeo & Co.

Consolidated Statement of Financial Condition
As of December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of Kellner, DiLeo & Co.

In our opinion, the accompanying consolidated statement of financial condition, including the condensed schedule of investments present fairly, in all material respects, the financial position of Kellner, DiLeo & Co. (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2004

Kellner, DiLeo & Co.
Consolidated Statement of Financial Condition
December 31, 2003

Assets		
Cash		$ 4,093,180
Securities owned, at fair value		
Securities owned	$ 145,168,848	
Securities owned, held by clearing broker	14,851,597	
Securities owned, held by other brokers	3,930,870	
		163,951,315
Unrealized gain on contracts for differences, at fair value		471,217
Receivable from brokers, dealers and clearing organizations		1,816,070,847
Dividends receivable		144,481
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation of $1,916,292		458,051
Other assets		740,859
Total assets		$ 1,985,929,950
Liabilities and Partners' Capital		
Liabilities		
Bank loans		$ 15,000
Securities sold, but not yet purchased, at fair value		83,475,715
Payable to brokers, dealers and clearing organizations		1,747,395,530
Dividends payable		368,673
Contribution received in advance		310,000
Other liabilities		1,746,789
Total liabilities		1,833,311,707
Partners' capital		152,618,243
Total liabilities and partners' capital		$ 1,985,929,950

The accompanying notes are an integral part of these consolidated financial statements.

Kellner, DiLeo & Co.
Condensed Schedule of Investments
December 31, 2003

Shares or Principal Amount	Description	Fair Value	Percent of Partners' Capital
	Securities Owned		
	Common Stocks		
	United States		
	Apparel		
210,000	Gucci Group NV	$ 17,965,500	11.8 %
	Banks		
475,200	FleetBoston Financial Corp.	20,742,480	13.6 %
	Other	4,050,603	2.7 %
	Consumer Products		
275,000	Dial Corp	7,829,250	5.1 %
	Diversified Manufacturing	4,107,500	2.7 %
	Financial Services & Insurance		
325,000	John Hancock Financial Services Inc.	12,187,500	8.0 %
	Other	6,191,591	4.1 %
	Media	5,584,400	3.7 %
	Medical/Pharmaceutical		
150,000	AdvancePCS	7,918,500	5.2 %
256,700	Mid Atlantic Medical Services Inc.	16,634,160	10.9 %
450,000	Sicor Inc.	12,240,000	8.0 %
205,000	Wellpoint Health Networks Inc.	19,882,950	13.0 %
	Other	3,262,000	2.1 %
	Office Supplies/Printing	5,619,000	3.7 %
	Publishing	781,000	0.5 %
	Software	1,139,500	0.7 %
	Utilities	6,781,500	4.4 %
	Total United States (cost $137,724,088)	152,917,434	100.2 %
	Australia		
	Financial Services & Insurance (cost $1,346,754)	1,335,684	0.9 %
	Austria		
	Food & Beverage (cost $4,834,464)	4,935,555	3.2 %
	Germany		
	Chemicals	2,449,005	1.6 %
	Consumer Products	1,220,259	0.8 %
	Total Germany (cost $3,890,455)	3,669,264	2.4 %
	Total common stocks owned (cost $147,795,761)	162,857,937	106.7 %
	Exchange Traded Equity Options		
	Diversified Manufacturing	138,125	0.1 %
	Defense	1,253	0.0 %
	Software	954,000	0.6 %
	Total exchange traded equity options (cost $948,242)	1,093,378	0.7 %
	Total securities owned, at fair value (cost $148,744,003)	$163,951,315	107.4 %

Kellner, DiLeo & Co.
Condensed Schedule of Investments
December 31, 2003

Shares or Principal Amount	Description	Fair Value	Percent of Partners' Capital
	Securities Sold, but not yet purchased		
	Common Stocks		
	United States		
	Banks		
(263,890)	Bank of America Corp.	$ (21,224,673)	(13.8)%
	Other	(1,183,599)	(0.8)%
	Diversified Manufacturing	(2,633,300)	(1.7)%
	Financial Services & Insurance	(5,787,264)	(3.8)%
	Medical/Pharmaceutical		
(126,295)	Anthem Inc.	(9,412,500)	(6.2)%
(322,465)	Caremark RX Inc.	(8,168,038)	(5.4)%
(169,923)	UnitedHealthcare Group Inc.	(9,862,266)	(6.5)%
	Other	(4,864,017)	(3.2)%
	Office Supplies/Printing	(5,698,771)	(3.7)%
	Total United States (proceeds $87,333,814)	(68,834,428)	(45.1)%
	Canada		
	Financial Services & Insurance		
(385,195)	Manulife Financial Corp. (proceeds $11,696,568)	(12,441,798)	(8.2)%
	Total common stock sold, but not yet purchased (proceeds $99,030,382)	(81,276,226)	(53.3)%
	Other (proceeds $214,305)	(236,814)	(0.1)%
	Exchange Traded Equity Options		
	Medical		
(410)	United Healthcare Mar. 40 Call	(750,300)	(0.5)%
(795)	Anthem Inc Mar. 60 Call	(1,212,375)	(0.8)%
	Total exchange traded equity options (proceeds $1,253,321)	(1,962,675)	(1.3)%
	Total securities sold, but not yet purchased (proceeds $100,498,008)	$ (83,475,715)	(54.7)%
	Contracts for differences		
	Countries - various	$ 471,217	0.3 %

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Activities

Kellner, DiLeo & Co. ("KD & Co."), a Delaware limited partnership formed on March 12, 1981, is registered as a broker-dealer under Federal and New York State securities laws and as an investment adviser under the Investment Advisers Act of 1940. KD & Co. engages in risk arbitrage investing (i.e., investing in the securities of public companies which are the subjects of announced mergers) and the related trading of securities and options. The consolidated financial statement include the accounts of KD & Co. and its wholly owned subsidiary JWS Trading Corp. ("JWS"), a British Virgin Islands Corporation, (collectively the "Company"). All material intercompany balances and transactions have been eliminated.

KD Managers, LLC ("KDM") is the General Partner of KD & Co.

2. Significant Accounting Policies

Basis of Presentation

The Company's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America.

Securities Transactions

Transactions in securities are recorded on a trade-date basis. Financial instruments, including options, are recorded at fair value.

Securities which are listed on a national securities exchange are valued by KDM Company at their last sale price on the date of valuation, or, if no sales occurred on that date, at the mean "bid" and "asked" prices on that date. Securities which are not listed are valued by KDM at their last closing "bid" price if held "long" and last closing "asked" price if held "short." Investments for which quotations are not readily available or whose quotes are deemed to be inappropriate by KDM, are valued at estimated fair value as determined in good faith by KDM, based on, among other things, type of investment or underlying investment, marketability (or absence thereof), cost and quotations from outside brokers. The fair value of financial instruments determined by KDM is based upon available information and is not necessarily indicative of an amount that the Company could realize in a current transaction. Because of the inherent uncertainty of valuation for these investments, the estimated fair value may not necessarily represent amounts that might be ultimately realized, since such amounts depend on future circumstances, and the difference could be material.

Securities Lending Activities

Securities borrowed and securities loaned are carried at the amount of cash collateral advanced or received. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

Translation of Foreign Currencies

The accounts of the Company are maintained in U.S. dollars. Assets and liabilities denominated in currencies other than the U.S. dollar have been translated at exchange rates prevailing as of the end of the year.

Fixed Assets
Depreciation of furniture and fixtures is computed by using the straight-line method over the estimated useful lives of the related assets (generally seven years). Computer equipment is depreciated over five years. Communications equipment is depreciated over ten years. Leasehold improvements are amortized on a straight-line basis over ten years or the life of the lease, if shorter.

Income Taxes
No provision for federal, state, and local income taxes has been made as individual partners are responsible for their own tax payments on their proportionate share of the Company's taxable income.

Other Assets
Other assets includes receivables from affiliated entities and management and administrative fees receivable totaling $689,524.

Clearing Agreement
The Company clears certain of its securities through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes that there is no determinable amount assignable to this right. At December 31, 2003, the Company has recorded no liabilities with regard to this right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform their contractual obligations. The Company monitors the credit standings of the clearing broker and all counterparties with which it conducts business.

Use of Estimates and Indemnifications
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2003 consist of the following:

Securities borrowed	$ 1,804,209,810
Other amounts due from brokers, dealers and clearing organizations	11,861,037
Total receivable	$ 1,816,070,847
Securities loaned	$ 1,731,337,580
Other amounts payable to brokers, dealers and clearing organizations	16,057,950
Total payable	$ 1,747,395,530

4. Securities Owned and Securities Sold, but Not Yet Purchased

Under SFAS 140, securities owned which can be resold or re-hypothecated by the holder have been reclassified on the consolidated statement of financial condition to securities owned, held by clearing broker and other brokers.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at the contracted prices and thereby create a liability to repurchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet market risk, as the Company's ultimate obligation to satisfy securities sold, but not yet purchased, may exceed the amount recognized in the consolidated financial statements.

The Company has loaned to brokers and dealers securities, having a market value of approximately $1,675,488,056. In addition, the Company has borrowed from brokers and dealers, securities having a market value of approximately $1,755,317,788.

5. Bank Loans

Bank loans at December 31, 2003 consist of demand loans of $15,000, which bear interest at a rate of 2%. Such loans are fully collateralized by certain of the Company's marketable securities (including pending transactions), which are valued at $3,808,672 on December 31, 2003.

6. Commitments and Contingencies

The Company is obligated under a lease commitment for its office space, which expires on December 31, 2004. The lease contains renewal options and provisions for rent escalations based on increased costs by the lessor. The minimum rental commitment under this lease in 2004 is $391,860.

At December 31, 2003, the Company is contingently liable for letters of credit aggregating $870,000, $370,000 of which are collateralized by $1,609,640 of the Company's marketable securities (including pending transactions) at December 31, 2003. Such letters of credit are primarily used to satisfy margin deposits at clearing organizations.

7. Net Capital Requirements

KD & Co. is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1 or "the Rule"), which requires the maintenance of minimum net capital. KD & Co. has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital, as defined, of $250,000. KD & Co. has net capital of $71,579,167 at December 31, 2003, which exceeds requirements by $71,329,167.

Anticipated partners' capital withdrawals of approximately $10,308,000 are expected within the six months following December 31, 2003.

KD & Co. is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii), since it maintains no customer accounts.

8. Financial Instruments

The Company enters into transactions in derivative financial instruments with varying degrees of off-balance sheet risk as part of its normal proprietary trading activities and in order to reduce its exposure to market risk in connection with these activities. The values of these instruments are a function of the underlying securities values and volatilities and include purchases and sales of equity option contracts. A buyer of an option has the right to purchase (in the case of a call option) or sell (in the case of a put option) a specified quantity of a specific financial instrument at a specified price prior to or on a specified expiration date. A writer of an option is exposed to the risk of loss if the market price of the underlying financial instrument declines (in the case of a put option) or increases (in the case of a call option). A writer of a call option can never profit by more than the premium paid by the buyer, but can lose an unlimited amount.

The Company may enter into contracts for differences ("CFD's") as part of its investment strategies. A CFD is an agreement between two parties to exchange the difference between the opening price and the closing price of an underlying security, at the close of the contract, multiplied by the number of shares specified within the contract. Such transactions are stated at fair value and are subject to margin and collateral requirements as stipulated by the counterparty. Net unrealized gains are reported as an asset and net unrealized losses are reported as a liability on the consolidated statement of financial condition.

A summary of the fair value of the Company's derivative financial instruments follows:

	Fair Value as of December 31, 2003	
	Long	**Short**
Equity options	$ 1,093,378	$ (1,962,675)
Contracts for differences	$ 471,217	$ -

The majority of the Company's transactions relate to trading in quoted securities on national securities exchanges with a diverse group of corporate and institutional counterparties. The securities loaned and securities borrowed transactions are collateralized and executed with major domestic and international brokers and dealers. The Company's exposure to credit risk associated

with the nonperformance of these counterparties in fulfilling their contractual obligations for such transactions can be directly impacted by a volatile trading market which may impair the counterparties' ability to satisfy their obligations to the Company. Securities loaned and securities borrowed transactions are entered into to facilitate the trading operations and as part of a conduit business. Exposure is monitored on a daily basis, with additional collateral obtained or refunded as necessary.

9. Related Party Transactions

In the normal course of business, the Company pays certain expenses on behalf of its affiliated entities. The timing and payment of these amounts periodically causes payables and receivables between the Company and the affiliated entities.

The Company serves as the investment advisor to certain affiliated entities. The Company receives a management fee at the rate of 1.5% per annum, payable in arrears, based on the net asset value of the limited partner accounts of such affiliated entities.

The Company also provides administrative services to certain affiliated entities. The Company is reimbursed for all expenses incurred in connection with the provision of services to such affiliated entities. As stipulated in the Company's service agreement, the Company receives a monthly fee based upon the net assets of the affiliated entities.

10. Subsequent Events

As of January 1, 2004, the Company's capital was $147,409,851 as a result of partners' withdrawals of $9,729,557 and partners' contributions of $4,521,165.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Partners of Kellner, DiLeo & Co.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Kellner, DiLeo & Co. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs

PRICEWATERHOUSECOOPERS

of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 20, 2004